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                              July 16, 2021

       Stephen P. Herbert
       Chief Executive Officer
       Armada Acquisition Corp. I
       2005 Market Street Suite 3120
       Philadelphia, PA 19103

                                                        Re: Armada Acquisition
Corp. I
                                                            Registration
Statement on Form S-1
                                                            Filed July 2, 2021
                                                            File No. 333-257692

       Dear Mr. Herbert:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We note your disclosure on page 9 regarding the right of warrant holders to exercise warrants on a cashless
basis if a registration statement covering the shares of common stock issuable upon
exercise of the warrants is not effective within "a specified period"
                                                        following the closing
of your initial business combination. However, we also note that you have included in
the fee table in this registration statement the shares of common stock underlying the
warrants. Please revise to clarify and disclose all material terms of your obligations
regarding registration of the offer and sale of shares of common stock underlying the warrants
in this context, including the "specified period" referenced on page 9. In addition,
please ensure that the form of warrant agreement (currently filed as
                                                        Exhibit 4.4) is
consistent with such revised disclosure.
 Stephen P. Herbert
Armada Acquisition Corp. I
July 16, 2021
Page 2
2. We note your disclosure on page 11 that the private shares will not be transferable, assignable or salable until the consummation of your initial business combination except to permitted transferees. Similarly, we note your disclosure on page 73 that the initial purchasers have agreed not to transfer, assign or sell any of the private shares (except in connection with the same limited exceptions that the founder shares may be transferred as described in the prospectus) until after the completion of your initial business combination. Please tell us where such agreement is set forth. In that regard, such agreement does not appear to be set forth in the form of private placement shares purchase agreement filed as Exhibit 10.5, or the form of letter agreement from each of the
      registrant   s officers, directors and sponsor filed as Exhibit 10.1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Klinko at (202) 551-3824 or Karl Hiller, Accounting Branch
Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Laura Nicholson,
Special Counsel, at (202) 551-3584 with any other questions.



                                                           Sincerely,
FirstName LastNameStephen P. Herbert
                                                           Division of
Corporation Finance
Comapany NameArmada Acquisition Corp. I
                                                           Office of Energy &
Transportation
July 16, 2021 Page 2
cc:       Wei Wang, Esq.
FirstName LastName